Exhibit (a)(5)(A)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

ALAN R. KAHN, on Behalf of Himself	)
and All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	No.
)
ROBERT T. DEVINCENZI,	)
BERNARD C. BAILEY, DONALD E.	)
MATTSON, ALBERT J. MOYER,	)
WALTER F. WALKER, LASERCARD	)
CORPORATION and AMERICAN	)
ALLIGATOR ACQUISITION CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of LaserCard Corporation (“LaserCard” or the “Company”) against the Company’s Board of Directors (the “Individual Defendants”), among others, in connection with a definitive merger agreement (the “Merger Agreement”), pursuant to which American Alligator Acquisition Corp. (“Acquisition Sub”) will acquire all of the outstanding shares of the Company for $6.25 per share in cash by means of a tender offer (the “Tender Offer”) followed by a merger (together, the “Proposed Transaction”). The Proposed Transaction is expected to close in the first quarter of 2011. Plaintiff brings this action to redress the harm done to himself and to the other public Company shareholders as a consequence of the various breaches of fiduciary duty by the Individual Defendants in conducting the auction which produced the Proposed Transaction, at a price far below the true value of the stock.

2. Moreover, as detailed herein, the Form 14D-9 Solicitation/Recommendation Statement filed by the Company omits material information that is necessary to enable Company shareholders to make an informed decision with respect to whether to tender their shares in the Tender Offer or pursue appraisal. These omissions concern, among other things, key aspects of the process resulting in the Proposed Transaction, in that the Individual Defendants failed to disclose sufficient facts to determine whether the Individual Defendants have fulfilled their duty to obtain the highest reasonably available price for the Company, as well as their failure to disclose key inputs used by the Company’s bankers in support of its fairness opinion.

THE PARTIES

3. Plaintiff Alan R. Kahn is and was, at all times relevant hereto, a holder of shares of LaserCard common stock.

4. LaserCard is a Delaware corporation headquartered at 1875 North Shoreline Boulevard, Mountain View, California 94043. LaserCard and its subsidiaries are engaged in the secure identification business providing identity cards to governments and businesses containing security features such as magnetic strips and computer chips, as well as related services. LaserCard common stock is traded on the Nasdaq under the symbol “LCRD.” Among the Company’s products are optical memory identification cards so secure and technologically advanced that, according to national governments using such cards, counterfeiters would not attempt to counterfeit them, “laser-etched” eye visible imaging on cards which allow determination of whether the image has been altered, a card which combines optical memory and an IC chip which provides both authentication, a record of the uses to which the card has been put, and can store biometric images, and a card with embedded hologram technology that contains an image which is impossible to copy and cannot be altered. The Company’s products are used, inter alia, as the Green Card in the United States, and Italy’s citizen ID card and non-resident permit card. In three Indian states, one of the Company’s products is used as a driver’s license, not only for identification purposes but also to store information as to road taxes, vehicle fitness, insurance and registration, and traffic violations. LaserCard is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout agreed to by its Board of Directors, the Individual Defendants herein.

5. Robert T. DeVincenzi (“DeVincenzi”) is the Company’s President and CEO and had been a director of LaserCard since 2008.

6. Bernard C. Bailey (“Bailey”) has been a director of LaserCard since 2006.

7. Donald E. Mattson (“Mattson”) has been a director of LaserCard since 2005.

8. Albert J. Moyer (“Moyer”) has been a director of LaserCard since 2005.

9. Walter F. Walker (“Walker”) has been a director of LaserCard since 1999.

10. Defendants Devincenzi, Bailey, Mattson, Moyer and Walker are referred to herein collectively as the “Individual Defendants.”

11. Defendant Acquisition Sub is a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation, which is a wholly-owned subsidiary of ASSA ABLOY AB, a limited liability company organized under the laws of Sweden. ASSA ABLOY Inc. is the parent of HID Global Corporation (“HID Global”), which is headquartered at 15370 Barranca Parkway, Irvine, California 92618, and is engaged in the secure identity business. According to the Company’s Form 14D-9 Solicitation/Recommendation Statement, the Company negotiated the Proposed Transaction with HID Global, and, if it is consummated the Company will be part of the HID Global business unit within ASSA ABLOY AB.

CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action on behalf of himself and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

13. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of August 10, 2010, there were over 12 million shares of LaserCard common stock issued and outstanding, likely owned by thousands of shareholders.

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially members or impede their ability to protect their interests.

(d) To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

14. There are questions of law and fact that are common to the Class including, inter alia, the following:

(a) Whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the conduct alleged herein;

(b) Whether the process implemented and set forth by the Defendants for the Merger is fair to the members of the Class;

(c) Whether the Individual Defendants have breached their fiduciary duty of candor by failing to disclose all material facts relating to the Merger;

(d) Whether Acquisition Sub has aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(e) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

15. On December 20, 2010, both LaserCard and HID Global issued announcements of the Proposed Transaction. In relevant part, HID Global’s press release stated as follows:

IRVINE, Calif. — HID Global, trusted leader in solutions for the delivery of secure identity, today announced that parent company ASSA ABLOY’s pending acquisition of LaserCard Corporation (NASDAQ: LCRD), a leading provider of secure ID solutions, represents an important advancement in HID Global’s worldwide market position in the government sector and will significantly expand its portfolio of technology capabilities.

LaserCard is a recognized leader in secure identity credentials for large scale citizen and immigrant identification programs with demonstrated capabilities ranging from secure card design to issuance system implementation. The company’s unique credential constructions feature LaserCard’s highly differentiated, counterfeit resistant optical security media (OSM) and embedded hologram technology that enables documentation authentication with the human eye.

“The LaserCard organization brings incremental skills and core technical competencies that will augment HID Global’s secure identity strategy,” said HID Global president and CEO Denis Hébert. “It will widen the breadth of our egovernment business with a unique selection of products, technologies and a range of service capabilities that are highly synergistic with HID Global’s current offerings.”

“HID Global and LaserCard share a common perspective relative to the secure identity market,” commented Robert DeVincenzi, president and CEO of LaserCard. “The combination of our two companies significantly expands the capability and value LaserCard represents to our partners and customers in the government issued ID sector, with compelling opportunities to leverage HID Global’s market momentum and global coverage and for future diversification and growth.”

The acquisition includes LaserCard’s wholly-owned German subsidiary, Challenge Card Design Plastikkarten GmbH (CCD), manufacturer of high quality specialty cards and provider of card personalization and ID management solutions.

LaserCard is headquartered in Mountain View, California with offices in Rastede and Ratigen, Germany and employs 182 people. Revenues for fiscal year ending March 31, 2010 were approximately $59 million.

The transaction is expected to be completed in the first quarter of 2011.

16. On December 22, 2010, Acquisition Sub issued its Tender Offer circular, offering to purchase all LaserCard shares for $6.25, with the offer expiring on January 21, 2011, unless extended. The circular disclosed that the offer was conditioned on the tender of a majority of LaserCard’s shares, on a fully diluted basis.

17. Also on December 22, 2010, the Company filed its SEC Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) in connection with the Tender Offer. The 14D-9 disclosed that since September 2009, the Company had engaged in intermittent discussions with various parties concerning the sale of the Company. On December 22, 2009, HID indicated its interest in acquiring LaserCard at a purchase price of $7.00 to $7.50 in cash, subject to due diligence, as well as other conditions. However, HID withdrew its indication of interest on January 26, 2010, stating, according to the 14D-9, that “it believed the potential combination did not fulfill certain of HID’s strategic objectives at the time and was not consistent with certain other business development opportunities HID was considering.”

18. Efforts to sell LaserCard resumed in August, 2010. By the end of October 2010, the Company had received bids from HID, and three others, identified in the 14D-9 only as Bidder B, Bidder C and Bidder D. On October 29, 2010, Bidder B offered $6.25 per Share, “conditioned on Bidder B’s ability to obtain satisfactory debt financing to finance a portion of the purchase price.” However, the 14D-9 does not disclose the portion of the purchase price for which Bidder B would seek debt financing, nor any indication whether the unidentified Bidder B would be likely to obtain such financing. According to the 14D-9, on November 1, 2010, Bidder C indicated that it was willing to pay $6.25 per Share, in exchange “for immediate exclusivity.” On November 1, 2010, Bidder D which had offered a stock merger under which LaserCard stockholders would own about 40% of the equity of the combined company, proposed a collar mechanism; however, the 14D-9 does not disclose anything about Bidder D, rendering it impossible for the shareholders to determine the value of that bid. The failure to make such disclosures constitutes material omissions and violations of the Individual Defendants’ duty of disclosure, in that such failure prevents the Company’s shareholders from determining whether the $6.25 per share offered in the Proposed Transaction is the best price available for the Company.

19. On November 1, 2010, LaserCard management began a push to sell the Company to HID, contacting HID to discuss the Company’s “financial performance and business developments.” On November 4, HID made a conditional offer of $6.00 per share. The next day, HID increased its offer to $6.25 per share, “subject to due diligence and other assumptions and conditions.” Also on November 5, LaserCard and HID entered into an exclusivity agreement, expiring December 7, 2010, prohibiting LaserCard, inter alia, from soliciting, accepting or responding to any inquiries or proposals regarding any other offers for the Company. On November 8, LaserCard and HID entered into a “non-binding letter of intent” for the sale of LaserCard at $6.25 per share. The “due diligence and other assumptions to which HID’s $6.25 per share offer were subject were not quickly resolved. The Merger Agreement was executed on December 20, 2010.

20. The 14D-9 discloses no efforts to obtain a higher price or better terms from any of the other bidders after November 1, nor does it disclose any basis for the Individual Defendants’ decision to cease negotiations with the other bidders. This failure is particularly striking in view of Bidder B’s offer of $6.25 on November 1, four days before HID offered that amount, albeit with unspecified financing conditions, and Bidder C’s offer of the same amount also on November 1, conditioned only on “immediate exclusivity,” a right which was granted to HID on November 5.

21. Moreover, the $6.25 per share acquisition price is unfair to the Company’s shareholders. The Company is in a financially strong position, with cash, cash equivalents, and investments of $36.2 million at October 1, 2010, and debt as of that date of only $100,000. The Company has received significant orders for its security cards in the last three months, including two orders from Saudi Arabia totaling over $4 million, and a nearly $3 million order from Costa Rica. Moreover, that three bids were made for the Company at $6.25 per share is an indication that the Company is worth more than that amount.

22. Indeed, the valuation analyses conducted by the Company’s financial advisor, Imperial Capital LLC (“Imperial”) adopts an unduly bearish view that is not supported by the Company’s future prospects. For instance, the Discounted Cash Flow Analysis (“DCF”) applied an abnormally large discount rate range of 20% to 28% that is far larger than the Company’s Weighted Average Cost of Capital (“WACC”) and far overstates the execution risk of the Company’s business plan. The 14D-9 states only that the discount rate range used was to “reflect the overall risk associated with LaserCard’s operations and projected financial performance.” Given that WACC is normally used to develop appropriate discount rates, it should be disclosed here so that Plaintiff and the other shareholders of LaserCard can compare WACC to the huge discount rate range applied by Imperial.

23. Further undermining the DCF analysis is Imperial’s assumption of terminal growth rate ranges of just 1% to 5%, even though the Company’s revenue and earnings are projected to grow in excess of 5% year over year on average for the next five years, on both the Base Case and Target Case management projections.

24. Moreover, there is no disclosure of the cash flow projections that Imperial used in the DCF. The Base Case and Target Case projections disclosed in the 14D-9 are limited to Total Revenue and Adjusted EBITDA. The cash flow projections used by Imperial are material to shareholders to evaluate the Proposed Transaction and understand the financial advisor’s valuation analyses.

25. Finally, the 14D-9 states that “in rendering its [fairness] opinion, Imperial Capital focused primarily on its Discounted Cash Flow analysis[.]” This is noteworthy because, of the three analyses in which Imperial used Company-specific information (DCF, Comparable Companies, Precedent Transactions), the DCF yielded the lowest valuations for the Company. Further information regarding the focus of the Company’s financial advisor is particularly important here.

COUNT I

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

26. Plaintiff repeats and realleges each and every allegation set forth herein.

27. The Individual Defendants have violated their fiduciary duties owed to the public shareholders of LaserCard in that Defendants have failed to take adequate measures to ensure that the interests of LaserCard’s shareholders are properly protected, have embarked on a process that avoids competitive bidding and provides Acquisition Sub with an unfair advantage by effectively excluding other alternative proposals.

28. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their LaserCard investment, and will do so without properly disclosing all material information to LaserCard shareholders regarding the offers made for the Company.

29. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, have attempted to unfairly deprive Plaintiff and the other members of the Class of the true value of their investment in the Company.

30. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

31. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of LaserCard’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

32. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Merger to the disadvantage of the public shareholders, without providing sufficient information to enable LaserCard’s public shareholders to cast informed votes on the Merger.

33. The Individual Defendants have not acted in good faith in failing to utilize a process reasonably designed to obtain the best available price for the Company, and have breached, and are breaching, fiduciary duties owed to Plaintiff and the other members of the Class.

34. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Individual Defendants’ breaches threaten to inflict.

COUNT II

Claim Against Acquisition Sub for Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duties

35. Plaintiff repeats and realleges each and every allegation set forth herein.

36. The Individual Defendants breached their fiduciary duties to the LaserCard shareholders by the actions alleged herein.

37. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Acquisition Sub, which, therefore, aided and abetted such breaches through entering into the Merger Agreement.

38. Acquisition Sub had knowledge that it was aiding and abetting the Individual Defendants’ breaches of fiduciary duties to LaserCard shareholders.

39. Acquisition Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to LaserCard shareholders.

40. As a result of Acquisition Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged.

41. Unless enjoined by the Court, Acquisition Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

42. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A. Declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

B. Declaring that defendants have breached (or aided and abetted such breach of) fiduciary and other duties owned to plaintiff and the members of the Class;

C. Enjoining the consummation of the Tender Offer and the Merger and declaring the Offer and the Merger a legal nullity;

D. Rescinding the Offer and the Merger and setting them aside or, in the alternative, awarding rescissory damages;

E. Awarding to plaintiff and the Class compensatory damages, in an amount to be determined at trial, together with prejudgment interest, at the maximum rate allowable by law, from the date of the wrongs to the date of judgment herein;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’ and experts’ fees; and

G. Granting such other and further relief as the Court determines to be just and proper.

Dated: January 3, 2011

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Carmella P. Keener
Carmella P. Keener (Bar No. 2810)
P. Bradford deLeeuw (Bar No. 3569) 919 North Market Street, Suite 1401 Wilmington, Delaware 19801
302-656-4433

Counsel for Plaintiff

OF COUNSEL:

GARDY & NOTIS, LLP

James S. Notis

560 Sylvan Avenue

Englewood Cliffs, New Jersey

07632

Tel:  201-567-7377

Fax: 201-567-7337

HAROLD B. OBSTFELD, P.C.

Harold B. Obstfeld

100 Park Avenue, 20th Floor

New York, New York 10017

Tel: 212-696-1212

Fax: 212-696-1398